

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 15, 2011

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

      Re: SSgA Active ETF Trust (the "Trust")
              File Numbers: 333-173276, 811-22542

Dear Mr. McGuire:

The Trust filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act" or "Act"). The registration statement includes the Trust's six initial series: SSgA Real Assets ETF, SSgA Income Opportunities ETF, SSgA Conservative Allocation ETF, SSgA Moderate Allocation ETF, SSgA Aggressive Allocation ETF, and SSgA Blackstone/GSO Senior Loan ETF (each a "Fund" and collectively the "Funds"). SSgA Funds Management, Inc. (the "Adviser") will advise the Funds. Each Fund will invest in a "Portfolio," which is a separate series of another trust. These Portfolios will have strategies and policies identical to those of the Funds. Comments given with respect to one Fund apply to the other Funds and their respective Portfolios unless the context otherwise requires. We have reviewed the registration statement referenced above and have the following comments.

General

Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust's exemptive application, which was filed in order to operate as an exchange traded fund.

The footnotes to the fee tables and the Statement of Additional Information ("SAI") also use the term "master" to refer to a Portfolio. Please use consistent terminology and specify when the disclosure refers exclusively to a Fund, or when it refers to both a Fund and its investment in a Portfolio, or when the disclosure applies only to a Portfolio and not a Fund.

Please inform the staff in your response letter whether each Portfolio mentioned in the prospectus has been registered under the 1940 Act and provide the applicable registration numbers. If a Portfolio has not been registered, please inform the staff when it will be. The Board of Trustees ("Board") of each Portfolio should sign the registration statement. Please revise the signature page accordingly. Also, include a statement on the cover page of the registration statement that the Board of each Portfolio has executed the registration statement. Also, please clarify the disclosure to say that each Fund invests through a Portfolio. In addition, please disclose whether any other funds, entities, or persons may invest in the Portfolios. If so, discuss the risks this may present to a Fund.

Please define terms at the locations in the prospectus or SAI where they are first used (*e.g.*, "REIT").

Please do not use cross-references unless specifically permitted by Form N-1A. *See* General Instruction C.2(a) to Form N-1A. For example, under the Item 4 "Principal Investment Strategy" section of the SSgA Blackstone/GSO Senior Loan Fund, please delete the cross-reference stating, "[s]ee Non-U.S. Securities Risks below."

Prospectus

General

Please confirm that each Fund does not pay any fee, such as a license fee, for use of an index, or revise the registration statement to disclose all the material terms of any such fee.

Front Cover Page

We note the "red herring" disclosure in this section. Please inform the staff whether the Fund is circulating the prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

Please briefly summarize, in plain English, that the Funds are feeder funds in a master-feeder structure.

Fees and Expenses of the Fund

Please relocate the fee table's first footnote to the table's introductory paragraph.

Please add a footnote to the fee table that briefly explains the acquired fund fees and expenses included as a line item. *See* Instruction 3(f)(vii) to Item 3 of Form N-1A.

Three of the Funds disclose fee waivers and expense reimbursement agreements in the fee table. Please add a footnote to the fee tables for those Funds clarifying the terms of the waivers and expense reimbursement agreements. *See* Instruction 3(e) to Item 3 of Form N-1A. Please disclose in those footnotes the periods for which the waiver agreements will continue and that only the Funds' Board may terminate the agreements (please be aware that in order for a fund to have a fee waiver caption in a fee table, a contractual waiver must exist for a least one year from the date of a fund's effectiveness). Disclose, if applicable, that the Adviser may recover amounts waived within a three year period. Alternatively, disclose that the Adviser has no contractual right to recover any amounts waived. Also, confirm in your response letter that the contractual agreements have been or will be filed as exhibits under Part C to the registration statement.

The Fund's Principal Investment Strategy—All Funds

It appears that the Funds and their respective Portfolios have very similar principal investment strategies. It would assist investors if the prospectus distinguished the differences between the Funds. Please revise the disclosure accordingly. Also, clarify the types of equity and debt securities in which the Portfolios may invest (*e.g.*, common stock, junk bonds, etc.). Moreover, the disclosure should specify the credit quality standards, if any, applied by the Adviser when selecting which debt securities to buy and to sell. Disclose the ratings and identify the rating entities that will evaluate the creditworthiness of the debt securities. In addition, if the Portfolios will invest in unrated debt securities, then disclose whether the Adviser will employ creditworthiness standards. Also, please disclose the material terms of the debt securities in which the Portfolios will invest. For example, the nature of the issuers, the terms of payment (*e.g.*, fixed and/or variable principal or interest) and whether they are secured or backed by assets.

With respect to investing in bonds, if a Portfolio may invest principally in junk bonds or bonds in default, please disclose this in the Item 4 strategy section. In this regard, we note that certain Funds list "High Yield Securities" in their Item 4 risk sections, but do not have corresponding Item 4 strategy disclosure regarding these securities (*e.g.*, SSgA Aggressive Allocation ETF and SSgA Blackstone/GSO Senior Loan ETF). Also, disclose each Portfolio's strategy with respect to a bond that is downgraded after purchase by the Fund. With respect to government securities, list each type of security and also disclose the specific issuing agencies and and/or instrumentalities.

Please disclose in Item 4, or alternatively in Item 9, that each Fund (and Portfolio) will not invest in options contracts, futures contracts, and swap agreements.

Please confirm in your response letter that for each disclosed principal investment strategy, there is corresponding risk disclosure and vice versa, or revise the prospectus accordingly. For example, exchange traded notes are disclosed in the SSgA Real Assets Fund's "Principal Risks of Investing in the Fund" section, while the Fund's "Principal Investment Strategy" summary does not mention these instruments. Also, for those Portfolios that will invest in commodities, please clarify the disclosure. Will the Portfolios make direct investments in commodities and if so, what types, or will they invest in derivatives linked to commodities? For what purpose will the Portfolios invest in commodities?

The disclosure states that each Fund "invests **substantially all**" of its assets in a Portfolio. (Emphasis added.) Please define the term "substantially all." May a Fund make direct investments in addition to investing in a Portfolio?

The disclosure states that the Portfolios invest "among exchange traded products ('ETPs')" and then provides broad categories of asset classes. With respect to the non-ETP investments, for example, the SSgA Real Assets ETF states that its Portfolio will invest in a "diversified mix of domestic and international equity securities, government and corporate bonds, commodities and REITs." For each Fund, expand upon this disclosure by specifying the types of investments that each Portfolio will hold, either directly or indirectly (*i.e.*, what types of equity securities (*e.g.*, common and/or preferred stock), commodities, etc.). For convertible securities, disclose into what they will convert.

Item 4 of the prospectus should summarize, and Item 9 explain in general terms, how the Adviser to each Fund (or Portfolio) decides which securities to sell. Please revise the disclosure as appropriate. *See* Item 9(b)(2) of Form N-1A.

With respect to the ETP investments, the prospectus discloses that shares of ETPs "may trade at a premium or discount to net asset value." The prospectus defines ETPs to include exchange traded notes ("ETNs"). The concept of "net asset value" is generally associated with entities registered under the 1940 Act and applies when a security represents an undivided interest in a pool of other securities. Would it not be more accurate to use another term when describing the price of an ETN relative to its benchmark index? For those Funds that invest in ETNs and exchange traded commodity trusts, please explain these instruments. For example, what entities issue them, in what markets do they trade, and whether they are backed by a pool of assets or only the credit of the issuer. Please disclose all principal risks of investing in ETNs and exchange traded commodity trusts (*e.g.*, these products are not regulated under the 1940 Act).

May the Portfolios invest in ETFs managed by the Adviser? If this is accurate, please expand upon the disclosure and include a discussion of any possible conflicts of interest they may arise from this strategy.

SSgA Real Assets ETF

Please disclose that the Fund, through its investment in a Portfolio, invests 80% of its total assets (or net assets plus borrowings for investment purposes), in real assets (*e.g.*, metals, commodities, real estate, etc.). *See* Rule 35d-1 under the Act. In making this disclosure, please be aware that inflation protected securities are not real assets.

Will the Fund, through its investment in a Portfolio, be concentrated in the energy and real estate industries? If yes, please clarify this in the Fund's Item 4 strategies and risks summaries.

SSgA Income Opportunities ETF

We note that this Fund "seeks to provide total return." Given that total return consists of income and capital appreciation, please clarify this objective with respect to the Fund's name. Would it not be more appropriate to disclose that Fund seeks to provide primarily income, with a secondary objective of capital appreciation?

The disclosure lists "real estate securities" as a primary asset class for investment purposes, however, further disclosure mentions only one type of real estate security, "REITS." Please clarify.

SSgA Conservative Allocation ETF

We note that this Fund's name includes the term "Conservative Allocation." Please clarify, in plain English, the meaning of this term, and in particular, how it relates to the investment strategies of the Portfolio.

The "Principal Investment Strategy" section states that the Portfolio's assets will be invested among ETPs "that provide exposure to domestic and international debt and equity securities with a **larger allocation** to debt securities than to other asset classes." (Emphasis added.) Please clarify, in plain English, this "larger allocation."

SSgA Moderate Allocation ETF

We note that this Fund's name includes the term "Moderate Allocation." Please clarify, in plain English, the meaning of this term, and in particular, how it relates to the investment strategies.

Please define, in plain English, the term "balanced exposure" reflected in the second paragraph.

SSgA Aggressive Allocation ETF

We note that this Fund's name includes the term "Aggressive Allocation." Please clarify, in plain English, the meaning of this term, and in particular, how it relates to investment strategies. Also, please clarify how the Portfolio in which the Fund will invest will achieve "capital preservation," as reflected in the Fund's investment objective by its "Aggressive Allocation" strategies. Also disclose how investing in high yield securities furthers the investment objective of capital preservation.

Please define, in plain English, the term "larger allocation" reflected in the second paragraph.

SSgA Blackstone/GSO Senior Loan ETF

In the second paragraph, please revise the second sentence to, "[f]or purposes of the 80% test, 'Senior Loans' are first lien senior secured floating rate bank loans." Also, please delete the word "considered" from the penultimate sentence.

Please define the phrase "interest rate duration" that appears in the third paragraph.

Please clarify the disclosure in the fourth and fifth paragraphs stating that "the Portfolio's sub-adviser, GSO/Blackstone Debt Funds Management LLC (the 'Sub-Adviser') seeks to construct a portfolio of loans that it believes is less volatile than the general loan market [by investing] primarily in Senior Loans that are below investment grade quality." How will investing primarily in senior loans that are below investment grade quality allow for the construction of a portfolio that is less volatile than the general loan market? Also, please clarify, in plain English, this "portfolio of loans." What percentage of the Portfolio's total assets, and thus the Fund's total assets, will be invested in senior loans that are below investment grade quality? Also, please clarify the nexus between companies with senior loans that are below investment grade quality and the italicized assessment attributes listed in this section. How are companies with senior loans that are below investment grade quality considered "stable [with] positive cash flows"?

Please disclose the credit quality, as well as the rating agencies, of the senior loans in which the Fund will invest along with all attendant risks. If the Fund through its Portfolio may invest in loans or securities that are in default, please disclose this. Please clarify, in plain English, the "other debt of companies" mentioned in the fifth paragraph.

The Item 4 risks summary discusses "Liquidity Risk." If investing in illiquid securities is a principal investment strategy of the Fund, please disclose.

Principal Risks of Investing in the Fund-All Funds

Exchange Traded Products Risk

Please disclose the duplicative fees that shareholders will bear indirectly when a Fund through its Portfolio invests in an ETF and exchange traded commodity trust. Please disclose the nature of the fees charged by exchanged traded commodity trusts and that these duplicative fees are not included in the AFFE line item of the fee table.

Additional Strategies

Please revise the "Additional Strategies" heading, "Certain Other Investments" subheading, and "Additional Risks" heading to clarify whether they disclose principal or non-principal investment strategies of the Funds and Portfolios. For example, place all applicable disclosure under the heading "Additional Information Regarding the Funds' Principal Investment Strategies." Also, confirm to the staff that all principal investment strategies described in this section of the prospectus are summarized in the Item 4 disclosure or revise accordingly. If a Fund discloses its non-principal investment strategies and risks in the prospectus, it should clearly indentify, in plain English, those strategies and risks as non-principal. Also, any disclosure regarding a Fund's non-principal activities should appear after those made in response to Items 1-8 of Form N-1A.

The third paragraph states that "investment advisory fees charged at the master-fund level are deducted from the advisory fees charged at the feeder-fund level." Please confirm in your response letter that there are no other duplicative fees incurred by operating in multiple funds, otherwise revise the disclosure accordingly. Disclose which contractual agreement requires or includes the "deduction" of advisory fees. For example, is it included in the advisory contract or a supplemental agreement? If the latter, the staff may have further comments. Also, please advise the staff why the word "may," as used in the last sentence, is appropriate. Would a Fund continue to invest through a Portfolio even when it would be less costly to invest directly?

Additional Risk Information

Principal Risks

Please confirm to the staff that each risk disclosed under this heading is summarized in the Item 4 disclosure or revise the prospectus as appropriate.

Additional Purchase and Sales Information

The SAI states that the "prices at which creations and redemptions occur are based on the next calculation of NAV after an order is received in a form described in the authorized participant agreement." In the prospectus, please clarify the process for the placement of purchase orders and redemption requests for creation units and define what constitutes "proper form." In addition, please disclose each entity that may receive purchase orders and redemption request on a Fund's behalf and that all such orders and requests received by those entities in good order by 4:00 p.m. Eastern Time will receive the net asset value ("NAV") next determined (*i.e.*, that day's NAV).

Please file the participation agreement as an exhibit to the registration statement.

The Funds explain that they reserve "the right to reject or limit purchases at any time." Please disclose the maximum amount of time the Funds will take to "reject or limit" a purchase order. Also, disclose how the Funds will "limit purchases." Also, please confirm to the staff that the prospectus discloses all other entities that may reject or limit purchases as well as their policies/procedures for rejection or limitation (*e.g.*, any order that is not submitted in proper form).

How Net Asset Value is Determined

While the methods used for assessing the fair value of equity securities is disclosed, the methods used for determining the fair value of other securities is not. Please disclose the methods approved by the Board for valuing other securities.

Please disclose that purchases and redemptions of creation units will be priced at NAV next determined after receipt of the order. *See* rule 22c-1 under the 1940 Act.

Portfolio Holdings

Please revise this section to state "each Fund's, as well as each Portfolio's, securities is available. . . ."

Please disclose that each Portfolio will disclose its holdings and its values each business day on the Trust's website.

SAI

With respect to SAI sections that discuss the Funds' strategies and risks (*e.g.*, "Investment Policies"), please confirm to the staff that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly (*e.g.*, insert headings to differentiate them). Also, confirm in your response letter that all of the Funds' non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the prospectus or make appropriate revisions to the prospectus.

Investment Policies

As appropriate, please revise this section to clarify those instruments in which the Portfolios invest. In particular, may the Portfolios invest in ETPs that are sponsored or advised by the Adviser or one of its affiliates? If yes, are any of the fees charged by an ETP or a Fund waived?

Please disclose the fundamental policies of each Portfolio.

Concentration

The concentration policy for the SSgA Blackstone/GSO Senior Loan ETF provides that it may concentrate in the banking industry to the extent that banks may be deemed to be an issuer of a senior loan. Please inform the staff the extent to which the Fund will invest in senior loans that may be deemed to be issued by a bank. Should the policy affirmatively declare that the Fund will concentrate in senior loans that are deemed to be issued by banks?

Other Loans

Please confirm in your response letter that the SSgA Blackstone/GSO Senior Loan ETF will not include collateralized loan obligations as part of its policy to invest 80 percent of its assets in senior loans.

Investment Restrictions

The second fundamental restriction includes "the energy and real estate industries." At an appropriate location in the SAI, please define these two industries or cite to any classification systems that will be used by the Funds. Also, is it not more appropriate to categorize energy as a sector rather than as an industry?

Management of the Trust

Individual Trustee Qualifications

In the last paragraph, please delete the last sentence reading "[m]oreover, reference to the qualifications . . . thereof."

Proxy Voting Policies

Please revise this section to disclose the proxy voting policies of the Portfolios.

Disclosure of Portfolio Holdings Policy

Please revise this section to disclose the disclosure of portfolio holdings policies of the Portfolios.

This section states that the "Trust, the Adviser, the Sub-Adviser, or State Street will not disseminate non-public information . . . except. . . ." Please confirm in your letter that these are the only entities that may disclose non-public portfolio holdings information or revise this section to disclose any other categories of individuals who may authorize such disclosure. *See* paragraph (f)(1)(v) of Item 16 of Form N-1A. Is there an individual or categories of individuals who have daily access to the information (*e.g.*, an officer of the Fund, the Adviser, or a sub-adviser)? Does the Adviser, on behalf of the Funds and acting pursuant to the Funds' policies and procedures, provide information to certain entities on a continuous daily basis? If the Funds have any current ongoing arrangements with their service providers, or others, under which nonpublic information about their portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. *See* paragraph (f)(2) of Item 16 of Form N-1A.

Please disclose whether the Funds require written contractual confidentiality agreements from those entities that may receive non-public portfolio information on an ad-hoc basis or continuous basis. Also, the disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, where there is no written contractual obligation of confidentiality, disclose that the Board will determine that other conditions of confidentiality adequately safeguard the Funds and the shareholders against improper disclosure of the Funds' portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

Please disclose the manner in which the Board exercises oversight of disclosure of the Funds' portfolio securities. *See* Item 16(f)(1)(vii) of Form N-1A. For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (*e.g.*, quarterly)?

Purchase and Redemption of Creation Units

Please explain how the "relevant index" referred to in the first paragraph is pertinent to this prospectus.

Purchase (Creation)

Should this paragraph disclose a second enumerated sentence?

Fund Deposit

If appropriate, please clarify in this section that a shareholder of a Fund must purchase the portfolio securities of the Portfolio when making a purchase in kind. Also clarify the redemption process and how the portfolio securities of a Portfolio are transferred to a Fund in connection with a Fund redemption.

Determination of Net Asset Value

We note the Trust and the Funds calculate NAV using the NAV of the Portfolios. Accordingly, please revise this section to explain how each Portfolio determines net asset value per share.

Taxes

Please confirm that this section discusses the federal income tax considerations affecting the Portfolios or revise this section accordingly.

Local Market Holiday Schedules

If applicable, please revise this section to discuss the Portfolios.

Proxy Voting Policy

Please revise this section to discuss the Portfolios' proxy voting policies.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your opinion.

Please advise use if you have submitted or expect to submit a no-action letter in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Sincerely,



Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review